

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 20, 2010

<u>Via U.S. Mail and Fax</u>
Mr. James E. Doyle
Vice President of Finance and Chief Financial Officer
Applied Signal Technology, Inc.
460 West California Avenue
Sunnyvale, CA   94086

      RE: Applied Signal Technology, Inc.
              Form 10-K for the fiscal year ended October 31, 2009
              Filed January 12, 2010
              File No. 0-21236

Dear Mr. Doyle:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director